Articles of Association
(Jilin Huamei Beverage Co. Ltd.)

Chapter 1 General Provisions

1.
These Articles of Association are formulated according to the Law of the PRC on Foreign-Capital Enterprises for Jilin Huamei Beverage Co. Ltd., which is a new business venture invested by China Ginseng Holdings, Inc. in China.

2.	The name of the Company is:

    吉林华美暒品有榰公司(Chinese)
Jilin Huamei Beverage Co. Ltd. (English)

The domicile of the Company is:

A, RM1208 Jiyu Building,
1420 Jiefang Da Road,
Changchun, Jilin, China
Post Code: 130022
Tel.: 0431-5790029

Contact Person: Weixiao Zhao

3.	The name of the investor:

China Ginseng Holdings, Inc.

The domicile of the Company is:

Nevada, US.

4.	The foreign-capital enterprise is a limited company.

5.
The legal representative of the Company is Chinese. The Company shall be governed and protected by China Laws. All of its behavior shall abide by China Laws and regulations and shall protect the legitimate interests and rights of the community.

Chapter 2 Purposes and Business Scope of Business

6.
The purpose of the Company is to strengthen core competency by adopting advanced technologies and scientific management measures. It shall satisfy its shareholders with a reasonable rate of return on their investment.

7.	The company is in the business of manufacturing, distribution and marketing of the drinks of ginseng and grape juice.

8.	The Company manufactures 3000 tons of the drinks of ginseng and grape juice every year.

Chapter 3 Total Investment and Registered Capital

9.
The total investment was $200,000 (RMB1,620,000), including an investment of $100,000 on infrastructure construction and $50,000 on equipments. The rest $50,000 was taken as the current capital of the Company.

The registered capital is $200,000 (RMB1,620,000).

10.	All payments of the Company are made by cash.

11.	The registered capital of the Company is $200,000 (RMB 1,620,000). It can be fully funded at October 31st, 2005.

12.	As receiving the funds, the Chinese CPA will carry out an assessment on those assets, providing a report for that to be recorded by authoritative department.

13.	Normally, the Company may not reduce its registered capital while business is operating unless reductions in total investment or production scale occur.

14.
The Company may mortgage or transfer part of its assets and interests in order to increase registered capital. Any significant increase caused by separation, merge or other reasons of the company shall be informed to the authoritative department. As assessment for increased assets is complete, the Company shall enter into records of Business Administration Dept.. The Company’s right to the use of the stated-owned land is not transferable when business is in operation.

Chapter 4 Management Team

15.	The Company exists without Board of Directors. The Company’s Executive Director is also its legal representative.

The Executive Director shall:

(1)	confirm the Company’s plans of manufacture and business.

(2)	confirm annual financial reports, budget of income and final accounts.

(3)	confirm the Company’s important regulations.

(4)	decide to set up branches.

(5)	amend these Articles of Association according to foreign investors’ decisions.

(6)	make decisions on the Company’s stop of production, shutdown, or merge with others.

(7)	appoint and dismiss senior staff, such as general managers, vice-general managers, accountants, and auditors.

(8)	Control liquidations as the Company is terminated and expired.

16.	The Executive Director shall be elected by foreign investors. Change of directors must be consented by authoritative department.

17.	In case of the Executive Director is unable to perform his/her duties, in stead, a delegate shall be entrusted.

18.	All resolutions adopted by the Company must be signed by the Executive Director.

19.	The Company comprises four supervisory departments: the General Office, Financial Department, Production and Technic Department, and Sales Department.

20.	The Company consists of three Managers including a General Manager and two Vice-General Managers. Managers shall be elected by shareholders.

21.
The General Manager of the Company shall be in charge of the production, operation and management of the Company and the Vice-General Manager shall assist the General Manager. Moreover, the Vice-General Manager shall function as a General Manager while the General Manager is out.

22.	Managers serve a term of three years. A manager may be re-elected to serve for consecutive terms.

23.	A CEO may hold the positions of General Manager, Vice-General Manager and other superior managers of the Company.

24.	General Manager and Vice-General Manager may not hold the same positions in other economic co-operations and may not join any competition between the Company and economic co-operations.

25.
The General Engineer, Accountant and Auditor of the Company are appointed by the Board of Directors, and managed by General Manager. The General Accountant shall be responsible to all financial affairs and economic accounting of the Company. The auditor shall be responsible to financial auditing, including auditing the Company’s gains/losses and fiscal accounts, and prepare reports for General Manager and Directors.

26.	Managers, Engineers, Accountants and other superior staff may resign prior to the expiration of his term of office. Each of them shall submit a written resignation to the CEO.

Chapter 5 Financial and Accounting System

27.	The Company shall establish a financial and accounting system in accordance with the law, administrative rules and regulations, and shall put it on records of local financial departments and revenues.

28.	The Company’s financial year commences from 1st January to 31st December.

29.	All warrants, account books and financial reports shall be prepared in Chinese.

30.
The Company’s annual financial statements shall be scheduled in accordance with relevant regulations of Treasury and Taxation Department of China. The amounts which are expressed in foreign currency need to be translated into the RMB ones. However, the State Administration of Foreign Exchange of the PRC shall release the exchange rates of the day. The Company shall employ some Chinese registered accountants to carry out the audit of its financial statements, the verification of its net assets.

31.
The after-tax profits of the Company shall be distributed in order to allocate ten percent (at least 10%) to the statutory common reserve and the statutory common welfare fund. Where the accumulated amount of the statutory common reserve fund has exceeded fifty percent (50%) of the registered capital of the Company, then no further allocation may be made. After allocating to the statutory common reserve fund and to the statutory common welfare fund, the shareholders' general meeting shall decide whether to allocate to the discretionary common reserve fund. The Company shall not allocate profit to shareholders before making up losses and making allocations to the statutory common reserve fund and to the statutory common welfare fund. Unallocated profits for previous years might be distributed with those gained in this fiscal year.

32.
The Company shall buy various insurance from internal insurance companies. In accordance with regulations of the insurance companies, insurance premiums and periods shall be chosen by the Company’s executive director.

33.	The Company shall adopt the internationally used accrual basis and debit and credit accounting system in its work.

34.	The accounting books of the Company shall include the following contents:

(1)	all amount of income and payment and payment in cash of the Company;

(2)	situations concerning sale and purchasing the materials of the Company;

(3)	situations concerning registered capital and debt of the Company;

(4)	situations concerning and assignment of the registered capital.

35.	Foreign investors have right to invite an auditor to undertake annual financial check and examination at his own expense.

36.	The Company shall deliver annual Balance Sheets and Profit and Loss Accounts to the Treasury and Taxation Department.

37.	All matters concerning foreign exchange shall be handled in accordance with the “Provisional Regulations for Exchange Control of the PRC” and other pertaining regulations.

38.
The depreciation period for the fixed assets of the Company shall be decided by the board of directors in accordance with the “The Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises”.

39.	The Company shall keep an account book itself in order for independent checks and intendances carried out by Treasury and Taxation Department.

40.
Matters such as employmentôdismissal, reward, welfare, labor insurance of the staff and workers shall be handled according to the “Laws and Regulations of the PRC on Labor Management”. Child labor is not allowed to employ.

41.	The Company shall provide workers with sufficient operational and technical training and set up an assessment system so that skilled workers may satisfy production and development in the future.

42.	The employed staff and workers might be recommended by local Labor Union.

Chapter 7 The Labor Union Organization

43.	The staff and workers of Company have the right to establish Labor Union Organization and carry out activities in accordance with the stipulation of the “Labor Union Law of the PRC”.

44.	The union represents the interests of the Company’s staff and workers and supervises how Labor Contracts perform. It also represents staff and workers to sign such Contracts with the Company.

45.
The union is the representative of the interests of the staff and workers. Its takes following roles: to protect the democratic rights and material interests of the staff and workers pursuant to the law; to assist the Company to arrange and make rational use of welfare funds and bonuses; to organize politicalôprofessionalôscientific and technical studiesôto carry out literaryôart and sports activities; and to educate staff and workers to observe labor discipline and strive to fulfill the economic tasks of the Company.

46.	The Union has rights to attend meetings hold by the Company which discuss worker’s reward and punishment, salary system, living welfare and insurance. The Company shall accept opinions from the Union.

47.
The Company shall provide the Union with necessary houses and facilities for work and meetings, as well as for events on welfare, culture and physical training. The Company shall allot an amount of money totally 2% of all the salaries of the staff and workers of the Company as Labor Union's funds which shall be used by the union in accordance with the “Managerial Rules for the Labor Union Funds" formulated by the All China Federation of Labor Union.

Chapter 8 Business Terms, Dissolution and Liquidation

48.	The Company’s business term is 20 years that starts from the date of issuance.

49.	If there is a need to extend the business term, the Company may ask executive directors for the extension.

50.
The Company shall be dissolved and liquidated according to law in each of the following cases: expiration of its period for doing business; the adoption of a resolution of dissolution by the shareholders' general meeting; dissolution due to merger or division; natural disasters, wars and so on; bankruptcy; and when it is closed down according to law due to its violation of law or administrative rules and regulations.

51.
A liquidation committee shall be formed by the Company’s incorporator, representative creditors and senior mangers, and the employed Chinese Registered Accountant and lawyers. The fees shall be paid with priority from the Company’s existent property.

52.
A liquidation committee shall be formed by the Company’s incorporator, relevant departments and professional staff organized by the relevant administrative departments and employed Chinese Registered Accountant and lawyers. The fees of liquidation shall be paid with priority from the Company’s existent property.

53.
A liquidation committee shall exercise the following functions and powers: to notify creditors by notice or announcement; to check up on the Company's assets, and to separately formulate a balance sheet and a detailed inventory of assets; to clear up claims and debts; to dispose of the Company's remaining property, after paying off all Company debts; and to participate in civil lawsuits on behalf of the Company.

54.
Before the completion of the liquidation, foreign investors shall not transfer or take the funds to be out of China. After the completion, the excess between the Company’s net assets or/and remaining wealth and registered is taken as profits. The Company shall pay tax by complying with relevant laws and regulations.

55.	After the completion of the liquidation, the Company shall log out with the Commercial and Industrial Administration.

56.	The Company holds the right of preemption during the liquidation. Within equivalent conditions, Chinese corporations and other economic organizations hold rights of preemption.

57.	If the condition of business termination is similar to the 4th and 5th items within Article 50th, please consult relevant law and regulations of the PRC for liquidation.

Chapter 9 Supplementary Provisions

58.	The Company shall amend/modify these Articles of Association if the shareholders' general meeting decides to do so.

59.	These Articles of Association are written in Chinese and English. Both two versions have the same legal validity, the Chinese one be prevailing.

60.	These Articles of Association shall get into effect only if the authority approves officially and formally.

61.	These Articles of Association shall be signed by authority representatives in Changchun China on 16th September 2005.